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                                                                   EXHIBIT (99)


For Immediate Release                        Contact:  Richard S. Sabo
Cleveland, Ohio                              Fax:  (216) 486-1751

                    LINCOLN ELECTRIC INTENDS TO ISSUE STOCK
                   AS PART OF PROPOSED RECAPITALIZATION PLAN

Cleveland, Ohio - March 30, 1995 - The Lincoln Electric Company (OTC-LIEL) announced today that it plans to create a new class of non-voting common stock. The plan is subject to approval by Lincoln Electric shareholders and is expected to be voted on at the Company's annual meeting, now set for May 23.
If the plan is approved, it is anticipated that the directors will approve a stock dividend to current shareholders of one share of the new, non-voting stock for each share of old stock that they hold. The old common stock will also be reclassified and will continue to carry full voting rights.

If the shareholders approve this new class of common stock, Lincoln Electric also intends to offer shares of the new stock to the public. The Company expects to offer securities in an aggregate principal amount that remains to be determined, but in any event shall not exceed net proceeds to the Company of $100 million. The Company has also been informed that The Lincoln Foundation, Inc. and the estate of Helen C. Lincoln may sell approximately 1.5 million shares of the non-voting stock received by them as a dividend. Proceeds for the Company from the sale of new shares would be used for debt repayment, capital expenditures and other general corporate purposes.

Although Lincoln Electric has been a public reporting company for many years due to its number of shareholders, many of whom are employees, the contemplated offering, which the Company anticipates will be concluded by early summer 1995, will be the first time that it has


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engaged in an underwritten public offering.  The contemplated offering will be made only by means of a prospectus and this notice shall not constitute an offer to sell or a solicitation of an offer to buy any securities.

In conjunction with the recapitalization plan, the Company also announced that the Board of Directors adopted a new stock purchase plan for employees that will replace the existing employee stock purchase plan and the related loan program, both of which were discontinued as of March 30, 1995. As a result of that decision, shares formerly held under the Plan are, for all purposes, unrestricted common shares. The Board also confirmed that the Voting Trust for retirees who had been participants under the discontinued Plan will be terminated. Employees, former employees and their families own approximately 32% of the Company's shares.


If the recapitalization is approved, the new stock purchase plan will facilitate on-going open market purchases of voting and non- voting shares by all eligible employees, and, subject to the discretion of the Compensation Committee of the Board of Directors, may allow such employees to purchase a limited number of newly issued voting and non-voting shares at market prices.

Lincoln Electric, based in Cleveland, is celebrating its centennial year in 1995. The Company is a worldwide manufacturer of arc welding products, and a major producer of premium quality industrial electric motors and plasma and oxyfuel cutting equipment.